                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                          UNITED AIR SPECIALISTS, INC.
                                (Name of Issuer)


                         Common Stock, without par value
                         (Title of Class of Securities)


                                 205206-90928820
                                 (CUSIP Number)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Margaret S. Rorie

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  N/A                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF                  7.       SOLE VOTING POWER
SHARES                                      0
BENEFICIALLY
OWNED BY                   8.       SHARED VOTING POWER
EACH                                        0
REPORTING
PERSON WITH                9.       SOLE DISPOSITIVE POWER
                                            0

                          10.       SHARED DISPOSITIVE POWER
                                            0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                    [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0

14.      TYPE OF REPORTING PERSON*
                  IN

ITEM 1.  SECURITY AND ISSUER

         The name of the issuer is United Air Specialists, Inc., an Ohio corporation (the "Company"). The address of the principal executive offices of the Company is 4440 Creek Road, Cincinnati, Ohio 45242. The class of the Company's securities to which this Amendment to Schedule 13D relates is its Common Stock, without par value.


ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(c) This Amendment to Schedule 13D is being filed by Margaret S. Rorie, whose residence is 7915 Lone Oak Drive, Cincinnati, Ohio 45243. Mrs. Rorie is retired.

         (d)-(e) During the last five years, Mrs. Rorie has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mrs. Rorie is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         This Amendment to Schedule 13D is being filed by Mrs. Rorie to report the disposition of shares of the Company's Common Stock. Mrs. Rorie has not purchased any shares of the Company's Common Stock since the Schedule 13D filing which is being amended by this Amendment to Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION

         On February 28, 1997, a wholly-owned subsidiary of CLARCOR Inc. ("CLARCOR") merged with and into the Company (the "Merger"). As a result of the Merger, all of the shares of Company Common Stock owned by Mrs. Rorie, of record and beneficially, were disposed of as follows: each such share was converted into .3702116 shares of Common Stock, par value $1 per share, of CLARCOR. Upon consummation of the Merger, all of the Company's outstanding shares of Common Stock were owned directly by CLARCOR, and the Company became a wholly-owned CLARCOR subsidiary.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mrs. Rorie is the beneficial owner of 0 shares of the Company's Common Stock. (0%)

         (b)      None.

         (c) See the answer to Item 4, which is incorporated herein by reference.

         (d)      None.

         (e)      February 28, 1997.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 - Agreement and Plan of Merger dated September 23, 1996, among United Air Specialists, Inc., CLARCOR Inc. and CUAC, Inc., filed as an Exhibit to the Schedule 13D filed by Mrs. Rorie on October 3, 1996 and incorporated herein by reference.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


                                                     By: /s/ MARGARET S. RORIE
                                                        ----------------------
                                                           Margaret S. Rorie


Date:  March 25, 1997